UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
1400 Smith Street
Houston, TX 77002

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORTS OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRMS

DECEMBER 31, 2024 AND 2023

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

Page No.
Reports of Independent Registered Public Accounting Firms	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	4
Notes to Financial Statements	5
Supplemental Schedule*

Schedule of Assets (Held at End of Year) as of December 31, 2024	20
Exhibit Index	29
Signatures	30
* Other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the Chevron Employee Savings Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2025.

Whippany, New Jersey
June 27, 2025
PCAOB ID Number 100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Chevron Employee Savings Investment Plan

Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023 (not presented herein), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We served as the Plan’s auditor from 2021 to 2025.

Bellevue, Washington
June 27, 2024

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023
(thousands of dollars)

	2024	2023

Assets

Cash	$—	$798

Investments - at fair value	20,044,135	18,606,528
Investments - at contract value	210,966	212,065

Notes receivable from brokers	75	3,631
Notes receivable from participants	123,529	117,346

Total assets	20,378,705	18,940,368

Liabilities	—	—

Net assets available for benefits	$20,378,705	$18,940,368
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024
(thousands of dollars)

Additions

Contributions:
Employer contributions	$319,725
Participant contributions	403,932
Participant rollovers	56,954
Total contributions	780,611

Investment income:
Net appreciation in fair value of investments	1,945,204
Interest and dividends	254,741
Total investment income	2,199,945

Other additions:
Interest income on notes receivable from participants	7,373

Total additions	2,987,929

Deductions

Distribution to participants	1,688,168
Administrative fees	2,987
Total deductions	1,691,155

Transfer from another plan

Transfer from PDC Energy, Inc. 401(k) & Profit Sharing Plan	141,563

Net increase in net assets available for benefits	1,438,337

Net assets available for benefits:
Beginning of year	18,940,368

End of year	$20,378,705
The accompanying notes are an integral part of this financial statement.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan ("ESIP" or "the Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under Section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under Section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary and administrator, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (the Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan, hired on to the U.S. payroll are eligible to join the Plan upon their first day of employment.

Contributions. Participants may contribute up to 75 percent of regular pay each pay period as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2024, the maximum contribution amount on a combined before-tax and Roth 401(k) basis was the annual Code limit of $23,000 for participants under age 50 and $30,500 for participants aged 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay to participants making basic contributions of 1 percent to the Plan or 8 percent of regular pay to participants making basic contributions of 2 percent to the Plan. The Code limits the amount of compensation that can be taken into account when calculating participant and company matching contributions to the Plan; for the year 2024, company matching contributions ceased when a participant reached regular pay of $345,000.

The Company matching contribution is made in cash and allocated according to the participants’ current payroll elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, and/or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred to herein as Fidelity). Fidelity also performs the custodial and administrator functions for the separate accounts. The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2024 and 2023 on new and carried loans ranged from 2.23% to 10.25% with maturities extending to 2050. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $123,529,117 and $117,346,032 as of December 31, 2024 and 2023, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of Plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon Plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment after termination of employment. While employed, a participant may make withdrawals from their employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan, which may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment. Benefit payments to participants are recorded when paid.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA Section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or other suspense account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are reimbursed to the Corporation by the Plan. As of December 31, 2024 and 2023, funds in the forfeiture account were $419,496 and $128,257, respectively. Amounts of forfeited account balances used to pay Plan expenses totaled $191,801 for the year ended December 31, 2024. As of December 31, 2024 and 2023, funds in all suspense accounts were $1,152,948 and $620,222, respectively. Amounts of suspense account balances used to pay Plan expenses totaled $1,301,871 for the year ended December 31, 2024.

Diversification. Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restriction, holding periods or otherwise, when moving assets, other than those noted below under Stable Value Funds Equity Wash.

Put Option. For so long as the Corporation’s shares are readily tradable on an established market, the Corporation shall not be required to provide the participant or beneficiary with an option to put the shares to the Corporation, in accordance with Section 409(h) of the Code.

Plan Mergers. Effective December 31, 2024, the assets and participant accounts of the PDC Energy, Inc. 401(k) & Profit Sharing Plan (PDC Energy 401(k)) merged into the ESIP. Participant account balances of $141,563,078 were transferred on December 31, 2024.

Stable Value Fund Equity Wash. The lineup for the ESIP includes the Chevron Stable Value Separate Account (Putnam) and the Associated Benefits Corporation Stable Value Fund, as well as the stable fund MIP CL2, which was introduced to the ESIP following the PDC Energy 401(k) merger on December 31, 2024. Per agreement with the Plan’s stable value fund managers, to discourage market timing and other forms of speculative behavior, investors were restricted from moving assets from these funds directly into existing ESIP money market funds. All assets moving out of these stable value funds were to be moved to another non-money market ESIP investment for at least 90 days before moving to a money market investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments, with the exception of the Chevron Stable Value Separate Account (Putnam), are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily. The Putnam account is at contract value. Contract value is the relevant measure for the Plan’s fully benefit-responsive investment contracts, because contract value is the amount participants generally receive when executing transactions under the terms of the contract and plan provisions.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Net Asset Value (NAV) as a practical expedient: Inputs to the valuation methodology are allowed as a practical expedient to measure certain investments at NAV provided:
•The investment doesn't have a readily determinable fair value;
•The investee is an investment company within the scope of ASC Topic 946, Financial Services - Investment Companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 - Fair Value Measurements (continued)
•Corporate bonds held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Other collective investment fund values are given the market value of underlying investments and are therefore classified as Level 2.
•Mortgage backed securities held in a separate account fund are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund values are derived from both dealer supplied valuations and pricing models at year-end.
•Asset backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.
•Stable value collective trusts are stated at fair value based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company, is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Common stocks	$4,807,816	$—	$—	$4,807,816
Registered investment companies	216	—	—	216
Fidelity BrokerageLink	583,833	—	—	583,833
Other collective investment funds	—	14,018,594	—	14,018,594
Separate account (Dodge & Cox):
Preferred stock	—	4,671	—	4,671
Corporate bonds	—	180,702	—	180,702
Mortgage backed securities	—	271,247	—	271,247
Government securities	—	111,532	—	111,532
Asset backed securities	—	42,844	—	42,844
Cash equivalents	—	9,596	—	9,596
Unsettled sales & purchases	—	9,255	—	9,255

Chevron Stable Value Separate Account (Putnam):
Cash equivalents	—	3,104	—	3,104
Unsettled sales & purchases	—	41	—	41
Total investments in the fair value hierarchy	$5,391,865	$14,651,586	$—	$20,043,451
Investments at NAV (a)				684
Total investments at fair value				$20,044,135
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2024. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 - Fair Value Measurements (Continued)

	December 31, 2024 Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds:
Associated Benefits Corporation	$130	N/A	Daily	12 months
Fidelity Managed Income Portfolio	$554	N/A	Daily	12 months
	$684

	Investments at Fair Value (in thousands) as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Common stocks	$5,130,645	$—	$—	$5,130,645
Registered investment companies	282	—	—	282
Fidelity BrokerageLink	453,662	—	—	453,662
Other collective investment funds	—	12,631,502	—	12,631,502
Separate account (Dodge & Cox):
Preferred stock	—	4,453	—	4,453
Corporate bonds	—	148,895	—	148,895
Mortgage backed securities	—	150,320	—	150,320
Government securities	—	46,034	—	46,034
Asset backed securities	—	20,204	—	20,204
Cash equivalents	—	5,722	—	5,722
Unsettled sales & purchases	—	5,183	—	5,183

Chevron Stable Value Separate Account (Putnam):
Cash equivalents	—	9,324	—	9,324
Unsettled sales & purchases	—	258	—	258
Total investments in the fair value hierarchy	$5,584,589	$13,021,895	$—	$18,606,484
Investments at NAV (a)				44
Total investments at fair value				$18,606,528
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 - Fair Value Measurements (Continued)
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

	December 31, 2023 Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds:
Associated Benefits Corporation	$44	N/A	Daily	12 months

NOTE 4 - Investments

At December 31, 2024, the following broad range of investment options were utilized by the Plan:

Target Date Retirement Funds

Fund Name	Fund Type
BlackRock LifePath Index Retirement Account C	Balanced
BlackRock LifePath Index 2030 Retirement Account C	Balanced
BlackRock LifePath Index 2035 Retirement Account C	Balanced
BlackRock LifePath Index 2040 Retirement Account C	Balanced
BlackRock LifePath Index 2045 Retirement Account C	Balanced
BlackRock LifePath Index 2050 Retirement Account C	Balanced
BlackRock LifePath Index 2055 Retirement Account C	Balanced
BlackRock LifePath Index 2060 Retirement Account C	Balanced
BlackRock LifePath Index 2065 Retirement Account C	Balanced
BlackRock LifePath Index 2070 Retirement Account C	Balanced

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 4 - Investments (Continued)

Core Funds

Fund Name	Fund Type
BlackRock U.S. Debt Index Account C	Fixed Income
BlackRock Equity Index Account C	Large-Cap Stock
BlackRock Extended Equity Market Fund M	Small & Mid-Cap Growth Stock
BlackRock MSCI ACWI ex-U.S. Index Account C	International Stock
BlackRock Gov’t Short-Term Investment Account C	Money Market
Chevron Stable Value Separate Account (Putnam)	Fixed Income
Principal Diversified Real Asset CIT Tier 3	Real Assets
EARNEST Partners Smid Cap Core Fund Class	Small & Midcap Stock
Separate Account (Dodge & Cox)	Fixed Income
Capital Group EuroPacific Growth Trust	International Stock
Associated Benefits Corporation Stable Value Fund [1]	Fixed Income
Vanguard Federal Money Market Fund [1]	Money Market
Fidelity Managed Income Portfolio (MIP CL2) [2]	Fixed Income

1 Residual values; no longer available for participant investment.
2 Fund transferred to the Chevron ESIP from the PDC Energy 401(k) on December 31, 2024.

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Common Stock	Company Stock

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 4 - Investments (Continued)

At December 31, 2023, the following broad range of investment options were utilized by the Plan:

Target Date Retirement Funds

Fund Name	Fund Type
BlackRock LifePath Index Retirement Account C	Balanced
BlackRock LifePath Index 2025 Retirement Account C	Balanced
BlackRock LifePath Index 2030 Retirement Account C	Balanced
BlackRock LifePath Index 2035 Retirement Account C	Balanced
BlackRock LifePath Index 2040 Retirement Account C	Balanced
BlackRock LifePath Index 2045 Retirement Account C	Balanced
BlackRock LifePath Index 2050 Retirement Account C	Balanced
BlackRock LifePath Index 2055 Retirement Account C	Balanced
BlackRock LifePath Index 2060 Retirement Account C	Balanced
BlackRock LifePath Index 2065 Retirement Account C	Balanced

Core Funds

Fund Name	Fund Type
BlackRock U.S. Debt Index Account C	Fixed Income
BlackRock Equity Index Account C	Large-Cap Stock
BlackRock Extended Equity Market Fund M	Small & Mid-Cap Growth Stock
BlackRock MSCI ACWI ex-U.S. Index Account C	International Stock
BlackRock Gov’t Short-Term Investment Account C	Money Market
Chevron Stable Value Separate Account (Putnam)	Fixed Income
Principal Diversified Real Asset CIT Tier 3	Real Assets
EARNEST Partners Smid Cap Core Fund Class	Small & Midcap Stock
Separate Account (Dodge & Cox)	Fixed Income
Capital Group EuroPacific Growth Trust	International Stock
Associated Benefits Corporation Stable Value Fund [1]	Fixed Income
Vanguard Federal Money Market Fund [1]	Money Market

1 Residual values; no longer available for participant investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 4 - Investments (Continued)

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Common Stock	Company Stock

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

Chevron Stable Value Separate Account (Putnam)

The investments that make up the Chevron Stable Value Separate Account (Putnam) are held by the Plan in a separate account with the Plan’s recordkeeper. These investments are primarily high-quality guaranteed investment contracts (GICs) and security-backed investment contracts (SBICs) also referred to as a synthetic GIC. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest (Contract Value). SBICs are comprised of two components: investment contracts issued by a financial institution and underlying portfolios of fixed income securities whose market prices fluctuate. The investment contract component of the SBIC is designed to allow participants to transact at Contract Value without reference to the price fluctuations of the underlying fixed income securities. Therefore, GICs and SBICs are normally valued at Contract Value.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 4 - Investments (Continued)

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Both the contracts that back GICs and SBICs are not tradable on any secondary market; however, they are fully benefit-responsive to Plan-permitted transactions, which allows participants to initiate withdrawals, loans or transfers to other funds within the Plan at Contract Value. Franklin Templeton, on behalf of the Plan, negotiates both GIC and SBIC contracts with certain employer-initiated transaction provisions (e.g., allowances for targeted layoffs and reorganizations) that make it unlikely that any event would occur that would limit a participant’s ability to transact at Contract Value. There currently are no events that limit the ability to transact at contract value.

The only events or circumstances that would allow issuers to immediately terminate one of the Plan’s GICs or SBICs at an amount different from Contract Value would be if they were provided with willfully fraudulent information about the Plan. Issuers, in some cases, have provisions that allow them to terminate at book value over a specified period of time.

Total Contract Value for GICs and SBICs held directly by the Plan is as follows (in thousands):

	December 31,
	2024	2023
Guaranteed Investment Contracts (GICs)	$59,825	$89,700
Security-Backed Investment Contracts (SBICs) (synthetic GICs)	151,141	122,365
Total Investment Contracts	$210,966	$212,065

The Chevron Stable Value Separate Account (Putnam) includes cash and cash equivalents as noted on the fair value tables in Note 3, above.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions. Certain internal and external administrative costs are reimbursed by the Plan to Chevron. In 2024, $316,336 was reimbursed.

As of December 31, 2024 and 2023, the Plan held 33,193,767 and 34,396,590 shares Chevron Corporation common stock, respectively, with a fair value of $4,807,815,608 and $5,130,645,172, respectively. In 2024, $220,259,935 in dividends of Chevron common stock were paid to participants.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 27, 2025, the date the financial statements were available to be issued.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	33,193,767	^	$4,807,816

	TOTAL COMMON STOCK				4,807,816

	REGISTERED INVESTMENT COMPANIES
	Vanguard Federal Money Market Fund		216,416	^	216

	TOTAL REGISTERED INVESTMENT COMPANIES				216

*	FIDELITY BROKERAGELINK			^	583,833

	STABLE VALUE COLLECTIVE INVESTMENT FUNDS
	Associated Benefits Corporation Stable Value Fund		9,470	^	130
*	Fidelity Managed Income Portfolio (MIP CL2)		553,807	^	554

	TOTAL STABLE VALUE FUNDS				684

	OTHER COLLECTIVE INVESTMENT FUNDS
	EARNEST Partners Small Midcap Core Fund Class 1		3,533,162	^	57,909
	Principal Diversified Real Asset Fund		9,897,166	^	140,243
	BlackRock LifePath Index Retirement Account C		46,174,914	^	528,666
	BlackRock LifePath Index 2030 Account C		29,969,734	^	356,190
	BlackRock LifePath Index 2035 Account C		31,206,117	^	381,460
	BlackRock LifePath Index 2040 Account C		29,241,020	^	367,296
	BlackRock LifePath Index 2045 Account C		30,887,749	^	397,881
	BlackRock LifePath Index 2050 Account C		25,559,640	^	335,089
	BlackRock LifePath Index 2055 Account C		16,449,992	^	217,217
	BlackRock LifePath Index 2060 Account C		8,616,329	^	113,799
	BlackRock LifePath Index 2065 Account C		4,032,095	^	53,272
	BlackRock LifePath Index 2070 Account C		101,660	^	996
	BlackRock MSCI ACWI ex-U.S. Index Account C		81,260,210	^	941,465
	BlackRock Equity Index Account C		473,860,255	^	6,823,588
	BlackRock Extended Equity Market Fund M		140,269,507	^	1,507,350
	BlackRock Government Short-Term Invstmnt Acct C		989,689,284	^	989,689
	BlackRock U.S. Debt Index Account C		46,051,387	^	480,680
	Capital Group EuropPacific Growth Trust		25,139,106	^	325,804

	TOTAL OTHER COLLECTIVE INVESTMENT FUNDS				14,018,594

	SEPARATE ACCOUNT (DODGE & COX)
	Preferred Stock
	CITIGROUP CAP XIII	7.875%/VAR PFD PAR=25	155,850	^	4,671

	Corporate Debt
	AT&T INC	2.55% 12/01/2033	1,900,000	^	1,530
	ELEVANCE HEALTH INC	4.75% 02/15/2030	750,000	^	741
	BAT CAPITAL CORP	6.421% 08/02/2033	1,350,000	^	1,427
	BAT CAPITAL CORP	2.726% 03/25/2031	1,775,000	^	1,532
	BAT CAPITAL CORP	4.742% 03/16/2032	900,000	^	866
	BNP PARIBAS	4.375% 05/12/2026 144A	2,000,000	^	1,978
	BNP PARIBAS	4.375% 09/28/2025 144A	1,300,000	^	1,291
	BNP PARIBAS	4.625% 03/13/2027 144A	600,000	^	590
	BANK OF AMERICA CORPORATION	4.25% 10/22/2026	875,000	^	867
	BANK OF AMERICA CORPORATION	2.496/VAR 02/13/2031	1,350,000	^	1,187
	BANK OF AMERICA CORPORATION	3.846%/VAR 03/08/2037	3,050,000	^	2,701
	BANK OF AMERICA CORPORATION	4.948/VAR 07/22/2028	1,000,000	^	1,002

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

BARCLAYS PLC	4.836% 05/09/2028	1,525,000	^	1,498
BARCLAYS PLC	5.088%/VAR 06/20/2030	625,000	^	609
BARCLAYS PLC	5.501%/VAR 08/09/2028	600,000	^	606
BARCLAYS PLC	7.437%/VAR 11/02/2033	350000	^	385
BARCLAYS PLC	5.829%/VAR 05/09/2027	925,000	^	935
BARCLAYS PLC	6.49%/VAR 09/13/2029	575,000	^	598
BAYER US FIN LLC	6.375% 11/21/2030 144A	675,000	^	694
BAYER US FIN LLC	6.5% 11/21/2033 144A	400,000	^	407
BAYER US FIN II LLC	4.25% 12/15/2025 144A	700,000	^	695
BAYER US FIN II LLC	4.375% 12/15/2028 144A	1,100,000	^	1,058
BNP PARIBAS	2.588%/VAR 08/12/2035 144A	1,975,000	^	1,654
BOSTON PPTYS LTD PARTNERSHIP	3.65% 02/01/2026	2,275,000	^	2,242
BOSTON PPTYS LTD PARTNERSHIP	2.75% 10/01/2026	450,000	^	433
BOSTON PPTYS LTD PARTNERSHIP	3.4% 06/21/2029	1,450,000	^	1,330
BOSTON PPTYS LTD PARTNERSHIP	6.5% 01/15/2034	700,000	^	733
CCO HLDGS LLC/CAP CORP	4.5% 06/01/2033 144A	2,925,000	^	2,461
CCO HLDGS LLC/CAP CORP	4.5% 05/01/2032	1,505,000	^	1,294
CIGNA GROUP (THE)	4.375% 10/15/2028	450,000	^	441
CIGNA GROUP (THE)	7.875% 05/15/2027	234,000	^	249
CIGNA GROUP (THE)	2.4% 03/15/2030	1,000,000	^	875
CVS HEALTH CORP	4.78% 03/25/2038	450,000	^	389
CVS HEALTH CORP	5.05% 03/25/2048	450,000	^	371
CVS HEALTH CORP	3.75% 04/01/2030	275,000	^	252
CVS HEALTH CORP	6.75%/VAR 12/10/2054	325,000	^	319
CVS HEALTH CORP	7%/VAR 03/10/2055	1,725,000	^	1,731
CAPITAL ONE FINANCIAL CORP	4.2% 10/29/2025	425,000	^	422
CAPITAL ONE FINANCIAL CORP	4.927%/VAR 05/10/2028	1,725,000	^	1,719
CAPITAL ONE FINANCIAL CORP	7.624%/VAR 10/30/2031	2,225,000	^	2,457
CAPITAL ONE FINANCIAL CORP	5.7%/VAR 02/01/2030	1,050,000	^	1,064
CEMEX SAB DE CV	5.2% 09/17/2030 144A	925,000	^	889
CEMEX SAB DE CV	3.875% 07/11/2031 144A	700,000	^	611
CHARTER COMMUNICATIONS OPERATING	Maturity 10/23/2045	3,480,000	^	3,288
CHARTER COMMUNICATIONS OPERATING		625,000	^	624
CHARTER COMMUNICATIONS OPERATING		2,575,000	^	2,113
CHARTER COMMUNICATIONS OPERATING		1,275,000	^	1,090
CITIGROUP INC	6.174%/VAR 05/25/2034	1,050,000	^	1,070
COX COMMUNICATIONS INC	3.35% 09/15/2026 144A	775,000	^	756
COX COMMUNICATIONS INC	3.5% 08/15/2027 144A	400,000	^	387
COX COMMUNICATIONS INC	1.8% 10/01/2030 144A	675,000	^	556
COX COMMUNICATIONS INC	5.45% 09/15/2028 144A	1,325,000	^	1,339
COX COMMUNICATIONS INC	5.7% 06/15/2033 144A	1,100,000	^	1,093
UBS GROUP AG	6.327%/VAR 12/22/2027 144A	250,000	^	257
UBS GROUP AG	6.246%/VAR 09/22/2029 144A	575,000	^	596
UBS GROUP AG	6.301%/VAR 09/22/2034 144A	1,575,000	^	1,647
DILLARDS INC	7.75% 07/15/2026	210,000	^	218
DILLARDS INC	7.75% 05/15/2027	125,000	^	131
DILLARDS INC	7% 12/01/2028	280,000	^	291
ELANCO ANIMAL HEALTH INC VAR	08/28/2028	975,000	^	988
ENEL FINANCE INTL NV	6% 10/07/2039 144A	825,000	^	826
ENEL FINANCE INTL NV	5% 06/15/2032 144A	1,125,000	^	1,095
FORD MTR CR CO LLC	3.375% 11/13/2025	1,275,000	^	1255
FORD MTR CR CO LLC	2.7% 08/10/2026	925,000	^	888
FORD MTR CR CO LLC	7.35% 11/04/2027	675,000	^	707
FORD MTR CR CO LLC	6.8% 05/12/2028	1,575,000	^	1,628
FORD MTR CR CO LLC	6.798% 11/07/2028	1,350,000	^	1,399
FORD MTR CR CO LLC	4.134% 08/04/2025	700,000	^	696
FORD MTR CR CO LLC	4.542% 08/01/2026	1,144,000	^	1,131
GE HEALTHCARE TECHNOLOGIES INC	4.8% 08/14/2029	625,000	^	619
GE HEALTHCARE TECHNOLOGIES INC	5.905% 11/22/2032	800,000	^	831

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

GOLDMAN SACHS GROUP INC (THE)	5.727%/VAR 04/25/203	1,175,000	^	1,199
GOLDMAN SACHS GROUP INC (THE)	3.615%/VAR 03/15/202	1,775,000	^	1,726
HCA INC	3.375% 03/15/2029	1,450,000	^	1,346
HSBC HOLDINGS PLC	6.5% 05/02/2036	1,360,000	^	1,413
HSBC HOLDINGS PLC	6.5% 09/15/2037	1,300,000	^	1,336
HSBC HOLDINGS PLC	2.357%/VAR 08/18/2031	1,100,000	^	936
HSBC HOLDINGS PLC	4.762%/VAR 03/29/2033	1,525,000	^	1,430
HSBC HOLDINGS PLC	4.755%/VAR 06/09/2028	600,000	^	596
HSBC HOLDINGS PLC	8.113%/VAR 11/03/2033	350,000	^	394
HSBC HOLDINGS PLC	6.254%/VAR 03/09/2034	1,050,000	^	1,090
IMPERIAL BRANDS FINANCE PLC	3.5% 07/26/2026 144A	1,500,000	^	1,468
IMPERIAL BRANDS FINANCE PLC	3.875% 07/26/2029 144A	1,200,000	^	1,134
IMPERIAL BRANDS FINANCE PLC	6.125% 07/27/2027 144A	800,000	^	821
IMPERIAL BRANDS FINANCE PLC	5.5% 02/01/2030 144A	850,000	^	859
IMPERIAL BRANDS FINANCE PLC	5.875% 07/01/2034 144A	425,000	^	424
IMPERIAL BRANDS FINANCE PLC	4.25% 07/21/2025 144A	3,550,000	^	3,532
JPMORGAN CHASE & CO	4.25% 10/01/2027	450,000	^	447
JPMORGAN CHASE & CO	2.739%/VAR 10/15/2030	800,000	^	721
JPMORGAN CHASE & CO	2.522%/VAR 04/22/2031	900,000	^	793
JPMORGAN CHASE & CO	2.956%/VAR 05/13/2031	5,770,000	^	5,161
JPMORGAN CHASE & CO	5.717%/VAR 09/14/2033	1,225,000	^	1,251
KINDER MORGAN ENERGY PTNRS LP	6.95% 01/15/2038	325,000	^	352
KINDER MORGAN ENERGY PTNRS LP	6.5% 09/01/2039	1,575,000	^	1,646
KINDER MORGAN INC DEL	4.8% 02/01/2033	725,000	^	689
LLOYDS BANKING GROUP PLC	4.582% 12/10/2025	500,000	^	498
LLOYDS BANKING GROUP PLC	7.953%/VAR 11/15/2033	2,400,000	^	2,679
LLOYDS BANKING GROUP PLC	4.65% 03/24/2026	1,500,000	^	1,491
PROSUS NV	4.85% 07/06/2027 144A	2,100,000	^	2,059
NATWEST GROUP PLC	1.642%/VAR 06/14/2027	800,000	^	763
NATWEST GROUP PLC	6.016%/VAR 03/02/2034	2,425,000	^	2,484
NATWEST GROUP PLC	6.475%/VAR 06/01/2034	650,000	^	667
NEXTERA ENERGY CAP HLDGS INC	6.051% 03/01/2025	1,225,000	^	1,227
NEXTERA ENERGY CAP HLDGS INC	5.749% 09/01/2025	400,000	^	402
NEXTERA ENERGY CAP HLDGS INC	4.625% 07/15/2027	800,000	^	799
NEXTERA ENERGY CAP HLDGS INC	4.9% 03/15/2029	1,600,000	^	1,595
NORDSTROM INC	6.95% 03/15/2028	125,000	^	128
FIBERCOP SPA	7.2% 07/18/2036 144A	318,000	^	325
FIBERCOP SPA	7.721% 06/04/2038 144A	859,000	^	903
PETROLEOS MEXICANOS	6.625% 06/15/2035	950,000	^	747
PETROLEOS MEXICANOS	6.7% 02/16/2032	3,912,000	^	3,416
PETROLEOS MEXICANOS	7.69% 01/23/2050	10,250,000	^	7,708
PHILIP MORRIS INTL INC	5.375% 02/15/2033	900,000	^	902
PHILIP MORRIS INTL INC	4.875% 02/13/2029	150,000	^	150
PHILIP MORRIS INTL INC	5.125% 02/13/2031	150,000	^	150
PROSUS NV	3.68% 01/21/2030 144A	200,000	^	180
PROSUS NV	3.832% 02/08/2051 144A	1,173,000	^	761
PROSUS NV	3.061% 07/13/2031 144A	3,075,000	^	2585
PROSUS NV	4.193% 01/19/2032 144A	775,000	^	692
PROSUS NV	4.987% 01/19/2052 144A	3,350,000	^	2,609
UNUM GROUP	7.25% 03/15/2028	185,000	^	195
RTX CORP	6% 03/15/2031	375,000	^	393
RTX CORP	6.1% 03/15/2034	375,000	^	395
RIO OIL FINANCE TRUST SERIES	2014-3 9.75% 01/06/20	632,203	^	650
RIO OIL FINANCE TR SER	2018-1 8.2% 04/06/2028 144A	1,553,253	^	1,578
NATWEST GROUP PLC	4.892%/VAR 05/18/2029	825,000	^	817
SCHWAB CHARLES CORP	5.643%/VAR 05/19/2029	400,000	^	408
SCHWAB CHARLES CORP	5.853%/VAR 05/19/2034	200,000	^	206
SCHWAB CHARLES CORP	6.136%/VAR 08/24/2034	750,000	^	787
SCHWAB CHARLES CORP	6.196%/VAR 11/17/2029	1,275,000	^	1,329

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

SOUTHERN COMPANY STEP	08/01/2027	1,825,000	^	1,840
SOUTHERN COMPANY	4%/VAR 01/15/2051	1,875,000	^	1,837
SOUTHERN COMPANY	3.75%/VAR 09/15/2051	1,125,000	^	1,077
SOUTHERN COMPANY	4.85% 06/15/2028	675,000	^	676
T-MOBILE USA INC	4.375% 04/15/2040	375,000	^	325
T-MOBILE USA INC	3.875% 04/15/2030	1,175,000	^	1,106
T-MOBILE USA INC	3.375% 04/15/2029	1,225,000	^	1,143
T-MOBILE USA INC	3.5% 04/15/2031	1,125,000	^	1,020
T-MOBILE USA INC	2.55% 02/15/2031	550,000	^	473
T-MOBILE USA INC	3.4% 10/15/2052	800,000	^	534
TELECOM ITALIA CAP	7.721% 06/04/2038	416,000	^	430
TIME WARNER CABLE LLC	7.3% 07/01/2038	400,000	^	407
TRANSCANADA TRUST	5.625%/VAR 05/20/2075	1,450,000	^	1,438
TRANSCANADA TRUST	5.875%/VAR 08/15/2076	2,062,000	^	2,035
TRANSCANADA TRUST	5.3%/VAR 03/15/2077	2,400,000	^	2,297
TRANSCANADA TRUST	5.5%/VAR 09/15/2079	2,225,000	^	2,138
UBS GROUP AG	5.959%/VAR 01/12/2034 144A	2,050,000	^	2,096
UNUM GROUP	6.75% 12/15/2028	75,000	^	79
ULTRAPAR INTERNATIONL SA	5.25% 10/06/2026 144A	700,000	^	690
ULTRAPAR INTERNATIONL SA	5.25% 06/06/2029 144A	286,000	^	279
UNICREDIT SPA	7.296%/VAR 04/02/2034 144A	1,675,000	^	1,750
UNICREDIT SPA	5.459%/VAR 06/30/2035 144A	2,550,000	^	2,462
UNION PAC RR CO	2006 1 PT TR 5.866% 07/02/2030	84,151	^	85
VMWARE INC	4.65% 05/15/2027	900,000	^	896
VODAFONE GROUP PLC	7%/VAR 04/04/2079	1,375,000	^	1,408
WELLS FARGO & CO NEW	4.1% 06/03/2026	675,000	^	668
WELLS FARGO & CO NEW	4.3% 07/22/2027	925,000	^	913
WELLS FARGO & CO NEW	2.393%/VAR 06/02/2028	725,000	^	683
WELLS FARGO & CO NEW	3.35%/VAR 03/02/2033	600,000	^	526
WELLS FARGO & CO NEW	4.897%/VAR 07/25/2033	1,275,000	^	1,231
WELLS FARGO & CO NEW	5.389%/VAR 04/24/2034	1,075,000	^	1,063
WELLS FARGO & CO NEW	5.198%/VAR 01/23/2030	1,000,000	^	1,003

Total Corporate Debt				180,702

Mortgage Backed Securities
FHLG	5.50% 1/35 #G01749	10,172	^	10
FHLG	6.50% 12/32 #G01767	7,438	^	8
FHLG	6.00% 2/35 #G01777	334,300	^	345
FHLG	5.50% 3/34 #G01665	22,349	^	23
FNMA ARM	2.37% 12/01/2050#841677	1,534,036	^	1,389
FNMA ARM	2.322% 05/01/2052#841408	1,813,671	^	1,609
FNMA ARM	3.307% 06/01/2052#841422	3,906,264	^	3,607
FHLG	6.50% 10/26 #G30305	1,573	^	2
FHLM ARM	3.326% 9/33 #1B1150	9,212	^	9
FHLM ARM	2.74% 4/36 #847671	4,913	^	5
FHLG	30YR 6.5% 03/01/2038#	14,533	^	15
FHLG	7.00% 11/38 #G05603	3,577	^	4
FHLG	30YR 5.5% 07/01/2035#	13,006	^	13
FHLG	6.00% 1/38 #G06238	12,806	^	13
FHLG	6.00% 2/39 #G06570	15,135	^	16
FHLG	6.00% 1/39 #G06932	158,224	^	164
FHLG	5.50% 1/40 #G07074	272,586	^	279
FHLG	30YR 4.5% 09/01/2041#G07568	236,219	^	230
FHLG	30YR 4.5% 11/01/2043#G07596	231,604	^	225
FHLG	20YR 4% 11/01/2035#C91857	190,528	^	182
FHLG	20YR 3.5% 10/01/2035#C91853	296,622	^	279
FHLM ARM	2.37% 1/36 #1H2581	5,637	^	6
FHLM ARM	2.60% 3/37 #1G2667	5,121	^	5

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FHLM ARM	5.31% 7/37 #1G2080	11,408	^	12
FHLM ARM	5.23% 2/38 #1Q0479	1,679	^	2
FHLM ARM	4.93% 6/38 #1Q0556	3,007	^	3
FHLM ARM	4.91% 4/38 #1Q0557	3,462	^	4
FHLM ARM	5.09% 4/38 #1Q0558	10,335	^	11
FHLM ARM	0% 07/38#1Q1400	50,333	^	51
FHLG	6.50% 9/37 #H09070	1,717	^	2
FHLG	6.00% 6/38 #H09203	825	^	1
FHLM ARM	5.43% 10/38 #848349	6,250	^	6
FHLM ARM	2.54% 01/01/2042#849254	45,924	^	47
FHLM ARM	0% 01/45#849625	57,843	^	59
FHLM ARM	0% 05/44#2B2591	21,713	^	22
FHLM ARM	2.896% 02/01/45#2B3797	83,755	^	86
FHLG	15YR 3.5% 06/01/2034#SB0019	885,763	^	849
FHLG	30YR 3% 04/01/2052#SD1000	10,904,003	^	9,354
FHLG	30YR 3% 05/01/2052#SD1080	1,454,614	^	1,245
FHLG	30YR 2.5% 11/01/2050#SD7530	3,883,458	^	3,212
FHLG	30YR 2% 04/01/2051#SD8140	2,970,386	^	2,319
FHLG	30YR 3.5% 02/01/2052#	1,535,947	^	1,361
FHLG	30YR 3.5% 06/52#SD8221	27,316,939	^	24,166
FHLG	30YR 4% 07/01/2052#SD8227	10,755,600	^	9,838
FHLG	30YR 2.5% 05/01/2052#SD8212	6,346,680	^	5,174
FHLG	30YR 3.5% 05/01/2052#SD8214	11,301,554	^	10,005
FHLG	30YR 4% 10/01/2052#SD8256	7,235,993	^	6,614
FHLG	30YR 4% 09/01/2052#SD8244	34,028,800	^	31,116
FHLG	30YR 4.5% 12/01/2052#SD8275	7,559,894	^	7,124
FHLG	30YR 4.5% 03/47#V83108	456,077	^	438
FHLG	30YR 4.5% 06/01/2047#Q48869	343,658	^	330
FHLG	30YR 4.5% 02/45#G60034	280,408	^	271
FHLG	30YR 4.5% 03/47#G61080	1,440,885	^	1,388
FHLG	30YR 3.5% 06/01/2052#QE3344	2,067,545	^	1,829
FHLG	30YR 2.5% 11/01/2051#RA6337	11,392,809	^	9,394
FHLG	30YR 3.5% 07/01/2052#RA7656	9,094,227	^	8,099
FHLG	20YR 2% 01/01/2042#RB5141	2,393,559	^	1,986
FHLG	30YR 2.5% 05/01/2051#SI2106	829,783	^	679
FHLM ARM	0% 08/46#840380	165,421	^	168
FHLM ARM	0% 05/45#840402	391,073	^	398
FHLM ARM	2.37% 2/34 #781274	7,812	^	8
FHLM ARM	0% 09/36#782735	62,288	^	63
FEDERAL NAT MTG ASN GTD REM PA	12-134 ZA 3% 12/25/	1,694,758	^	1,478
FEDERAL NAT MTG ASN GTD REM PA SOFR	30A+63.448 12/2	166,863	^	164
FNMA	7.00% 11/37 #256985	9,172	^	10
FNMA	6.50% 2/38 #310048	6,122	^	6
FEDERAL HOME LN MTG MLT CTF GT VAR	12/15/2043	153,277	^	147
FEDERAL HOME LN MTG MLT CTF GT VAR	03/15/2044	303,636	^	295
FEDERAL HOME LN MTG MLT CTF GT VAR	03/25/2026	603,912	^	8
FEDERAL HOME LN MTG MLT CTF GT VAR	05/25/2026	248,656	^	3
FEDERAL HOME LN MTG MLT CTF GT	3.5% 03/15/2047	2,882,694	^	2,511
FEDERAL HOME LN MTG MLT CTF GT CSTR	04/25/2027	2,520,331	^	34
FEDERAL HOME LN MTG MLT CTF GT CSTR	06/25/2027	2,161,154	^	32
FEDERAL HOME LN MTG MLT CTF GT CSTR	07/25/2027	5,791,875	^	70
FEDERAL HOME LN MTG MLT CTF GT K	090 X1 VAR 02/25/2	16,068,839	^	416
FEDERAL HOME LN MTG MLT CTF GT X	1 CSTR 01/25/2030	7,272,110	^	450
FEDERAL HOME LN MTG MLT CTF GT	3% 07/25/2041	2,459,333	^	2175
FEDERAL HOME LN MTG MLT CTF GT	2.5% 04/25/2050	967,626	^	799
FNMA	6.00% 3/33 #555285	14,865	^	15
FNMA ARM	5.79% 11/37 #AL0144	1,927	^	2
FNMA ARM	5.125 10/38 #AL1043	8,859	^	9
FNMA	15YR 4.5% #AL4147	33	^	—

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	20YR 4.5% #AL4165	491,319	^	487
FNMA ARM	0% 02/44#AL4831	107,975	^	111
FNMA ARM	2.99% 02/01/2044#AL4980	54,899	^	56
FNMA ARM	2.569% 04/01/2044#AL5129	131,646	^	134
FNMA	30YR 4.5% #AL5441	214,588	^	209
FNMA	30YR 4.5% 07/01/2042#AL5749	249,081	^	242
FNMA ARM	2.719% 10/01/2044#AL5968	113,675	^	116
FNMA	15YR 3.5% 12/01/2029#AL7205	105,918	^	104
FNMA	30YR 4.5% 09/42#AL7306	380,826	^	370
FNMA	30YR 4.5% 09/45#AL7384	183,873	^	177
FNMA	30YR 4.5% 02/46#AL9781	331,255	^	322
FNMA	15YR 3.5% 02/01/2031#AL9063	310,468	^	304
FNMA	30YR 4.5% 02/01/2046#AL9128	73,930	^	72
FNMA	30YR 4.5% #AL9407	106,754	^	104
FNMA ARM	0% 11/01/2046#	136,609	^	139
FNMA	30YR 4.5% 07/46#AL8816	271,021	^	261
FNMA ARM	4.031% 04/01/2042#	61,634	^	63
FNMA ARM RFT	1Y+156.5 565 03/01/2043#AR6900	34,017	^	35
FNMA ARM	2.907% 09/01/2044#AT7040	7,446	^	8
FNMA ARM	0% 05/44#AW4688	41,686	^	42
FNMA ARM	2.764% 12/01/2044#AX2197	69,690	^	71
FNMA	30YR 4% 10/45#AZ4765	1,656,461	^	1,542
FNMA	5.50% 2/33 #677709	13,489	^	14
FNW	2003-W2 1A2 7% 7/42	31,783	^	33
FNW	2004-W2 5A 7.5% 3/44	7,494	^	8
FNW	2004-W8 3A 7.5% 6/44	5,893	^	6
FNW	2005-W1 1A3 7 10/44	24,217	^	25
FEDERAL NAT MTG ASN GTD REM PA	5.0% 05/25/2037	56,934	^	57
FNW	2007-W10 1A CSTR 8/47	21,703	^	22
FNW	2007-W10 2A CSTR 8/47	6,735	^	7
FHR	3312 AB 6.5 6/32	6,981	^	7
FNR	2008-24 GD 6.5 3/37	2,184	^	2
FNR	2009-40 TB 6 6/39	10,705	^	11
FNR	2010-123 WT 7% 11/40	80,055	^	84
FEDERAL NAT MTG ASN GTD REM PA	3.5% 12/25/2030	416,652	^	402
FNMA	5.50% 2/34 #725206	5,280	^	5
FNMA	6.00% 3/34 #725228	60,243	^	62
FNMA	6.00% 3/34 #725330	82,017	^	84
FNMA	6.50% 12/32 #735415	32,968	^	34
FNMA ARM	4.83% 8/35 #735869	3,126	^	3
FNMA ARM	2.53% 1/36 #745303	6,076	^	6
FNMA	6.00% 6/35 #745398	8,541	^	9
FNMA	6.00% 4/34 #745942	10,632	^	11
FNMA ARM	2.20% 8/35 #832257	5,597	^	6
FNMA	30YR 4.5% 02/01/2041#BF0199	1,457,161	^	1,429
FNMA ARM	0% 10/47#BH9347	60,329	^	61
FNMA	30YR 4.5% 06/01/2048#BJ9262	521,451	^	497
FNMA	30YR 4.5% 01/43#BM1357	302,715	^	294
FNMA ARM	3.331% 03/01/2048#BM3572	634,213	^	651
FNMA	30YR 4% 02/01/2047#BM3386	743,548	^	692
FNMA ARM	3.359% 10/01/2049#BM6149	344,114	^	340
FNMA	30YR 4% 05/01/2052#BV5583	1,801,040	^	1,649
FNMA	30YR 4.5% 11/01/2048#CA2643	299,412	^	286
FNMA	30YR 2.5% 07/01/2050#CA6271	4,014,674	^	3,309
FNMA	30YR 2.5% 07/01/2050#CA6329	4,851,334	^	4,012
FNMA	30YR 2.5% 07/01/2050#CA6398	2,683,211	^	2,219
FNMA	30YR 2% 04/01/2051#CB0290	3,847,174	^	3,009
FNMA	30YR 3.5% 01/01/2051#FM7599	2,150,393	^	1,921
FNMA	30YR 2.5% 03/01/2051#FM8215	3,547,675	^	2,937

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	30YR 2.5% 11/01/2051#FM9719	10,313,818	^	8,488
FNMA	30YR 3.5% 04/01/2052#FS1443	5,567,466	^	4,960
FNMA	20YR 3% 09/01/2042#FS3743	2,476,566	^	2,192
FNMA	6.50% 11/37 #888891	7,540	^	8
FNMA	30YR 6.00% 3/36 #888956	17,791	^	18
FNMA	7.00% 12/37 #889886	9,619	^	10
FNMA ARM	2.979% 2/37 #907860	3,830	^	4
FNMA	6.00% 8/37 #995487	7,769	^	8
FNMA	5.50% 9/36 #995575	6,248	^	6
FNMA ARM	5.289 10/38 #995005	1,647	^	2
FNMA	6.00% 5/36 #995212	24,472	^	25
FNMA	6.50% 12/38 #995694	5,393	^	6
FNMA	5.50% 9/36 #995788	88,734	^	90
FNMA	20YR 4.0% 11/1/30 #AB1763	61,160	^	60
FNMA	20YR 4.0% 03/01/2034#MA1814	464,782	^	444
FNMA	20YR 4.0% 09/01/2034 #MA2055	302,505	^	289
FNMA	20YR 4.0% 01/01/2035#MA2141	420,346	^	401
FNMA	20YR 4.0% 07/01/2035#MA2366	243,053	^	232
FNMA	20YR 3.5% 04/37#MA2962	392,389	^	367
FNMA	30YR 2% 07/51#MA4378	10,024,729	^	7,825
FNMA	30YR 2% 12/01/2051#MA4492	2,309,804	^	1,797
FNMA	30YR 5% 03/01/2049#MA3617	153,601	^	151
FNMA	20YRS 4.00% 9/31 #MA3894	121,675	^	117
FNMA	30YR 2% 05/01/2051#MA4325	2,933,462	^	2,290
FNMA	30YR 3.5% 06/01/2052#	1,398,693	^	1,237
FNMA	30YR 3.5% 05/01/2052#MA4600	6,840,677	^	6,056
FNMA	30YR 3.5% 07/01/2052#MA4654	5,808,856	^	5,139
FNMA	30YR 4% 09/01/2052#MA4732	21,499,015	^	19,659
FNMA	5.50% 9/38 #AD0198	38,632	^	40
FNMA	5.50% 4/37 #AD0249	45,999	^	47
FNMA	5.50% 12/39 #AD0494	7,221	^	7
FNMA	5.50% 9/39 #AD0650	6,330	^	6
FNMA	5.50% 6/36 #AD0663	33,591	^	34
FNMA	5.50% 7/35 #AD0931	12,434	^	13
FNMA	6.50% 9/38 #AE0012	27,574	^	29
FNMA	6.50% 1/39 #AE0442	27,286	^	28
FHLM ARM	0% 01/01/2053#8C6022	7,080,684	^	6,825
GOVERNMENT NAT MTG ASSN HECM	12M+86.513 12/20/	1,282,431	^	1,279
GOVERNMENT NAT MTG ASSN HECM	2018-H02 FM TSFR12M+8	1,121,581	^	1,117
GOVERNMENT NAT MTG ASSN HECM	12M+98.513 09/20/	1,032,669	^	1,034
GNR	2018-H05 FE TSFR12M+78.513 02/68	1,855,387	^	1,850
GOVERNMENT NAT MTG ASSN HECM	2018-H09 FA TSFR12M+1	903,228	^	913
GOVERNMENT NAT MTG ASSN HECM	2019-H04 FA TSFR12M+1	945,626	^	945
GOVERNMENT NAT MTG ASSN HECM	12M+106.513 05/20	613,465	^	616
GOVERNMENT NAT MTG ASSN HECM	12M+116.513 05/20	5,321,469	^	5,357
GOVERNMENT NAT MTG ASSN HECM	1M+76.448 01/20/2	1,278,340	^	1,270
GNR	2022-H09 FA SOFR30A+67 04/20/2072	2,733,463	^	2,715
GOVERNMENT NAT MTG AS REMIC PT SOFR	30A+97 05/20/20	1,252,426	^	1,257
SBAP	2007-20D 1 5.32% 4/27	5,059		5
US DEPT VETS AFF GTD REMI PASS	7.5% 06/15/2027	9,828	^	10

Total Mortgage Backed Securities				271,247

Government Securities (Municipal Bonds & U.S. Govt & Foreign Obligations)
CALIFORNIA STATE	7.55% 4/1/39	300,000	^	354
CALIFORNIA STATE	7.3% 10/01/39	410,000	^	467
CALIFORNIA STATE	7.625% 03/01/40	785,000	^	925
ILLINOIS STATE TAX MUNI	5.1% 6/01/33	3,317,647	^	3,271

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

NEW JERSEY ST TPK AUTH TPK	REVBUILD AMERICA BONDS	1,470,000	^	1,642
UNITED STATES TREASURY BOND	2.875% 05/15/2052	6,345,000	^	4,437
UNITED STATES TREASURY BOND	3% 08/15/2052	4,203,000	^	3,016
USTN TII	1.5% 02/15/2053	2,610,000	^	2,222
UNITED STATES TREASURY BOND	3.625% 05/15/2053	2,960,000	^	2,406
UNITED STATES TREASURY BOND	4.125% 08/15/2053	20,838,000	^	18,559
UNITED STATES TREASURY BOND	4.75% 11/15/2053	3,835,000	^	3,794
UNITED STATES TREASURY BOND	4.25% 02/15/2054	15,504,000	^	14,144
UNITED STATES TREASURY BOND	4.5% 02/15/2044	11,247,000	^	10,735
UNITED STATES TREASURY BOND	4.5% 11/15/2054	11,950,000	^	11,393
UNITED STATES TREASURY BOND	4.625% 11/15/2044	14,673,000	^	14,227
UST NOTES	3.875% 08/15/2034	17,886,000	^	16,925
COLOMBIA REPUBLIC OF	5.625% 02/26/2044	1,275,000	^	944
COLOMBIA REPUBLIC OF	5.2% 05/15/2049	775,000	^	522
COLOMBIA REPUBLIC OF	3.125% 04/15/2031	1,250,000	^	991
COLOMBIA REPUBLIC OF	7.75% 11/07/2036	250,000	^	244
COLOMBIA REPUBLIC OF	8.375% 11/07/2054	325,000	^	314

Total Government Securities				111,532

Asset-Backed Securities
ECMC GROUP STUDENT LN TR	2017-1A A SOFR30A+131.448	2,640,609	^	2,663
FORD CRDT AUTO OWNER TRUST	2024 5.09% 12/15/2028	2,739,000	^	2,763
HYUNDAI AUTO RECEIVABLES TRUST	2024-C A3 4.41% 05/	1,942,000	^	1,934
NAVIENT STUDENT LOAN TRUST	2016-5A A SOFR30A+136.4	4,402,358	^	4,442
NAVIENT STUDENT LOAN TRUST	2017-2 SOFR30A+116.448	9,818,390	^	9,859
NISSAN AUTO RECEIVABLES	2024-B OWNER TRUST 4.34% 0	1,603,000	^	1,596
SLC STUDENT LN TR SOFR	90A+41.161 02/15/2045	5,048,999	^	4,975
SLC STUDENT LN TR	2007 1 A5 SOFR90A+35.161 05/15/2	1,534,756	^	1,509
SLM STUDENT LN TR SOFR	90A+43.161 07/25/2040	5,911,820	^	5,839
SLM STUDENT LN TR	2006 8 SOFR90A+42.161 01/25/2041	1,980,570	^	1,939
SMB PRIVATE ED LN TR	2023-B A1A 4.99% 10/16/2056 1	2,388,900	^	2,363
SBAP	2005-20E 1 4.84 5/25	500	^	1
SBAP	2005-20G 1 4.75 7/25	1,035	^	1
SBAP	2005-20I 1 4.76% 9/25	1,581	^	2
SBAP	2006-20A 1 5.21 1/26	1,684	^	2
SBAP	2006-20C 1 5.57 3/26	2,142	^	2
SBAP	2006-20G 1 6.07% 7/26	3,895	^	4
SBAP	2007-20A 1 5.32 1/27	4,053	^	4
SBAP	2007-20C 1 5.23 3/27	6,848	^	7
SBAP	2007-20G 1 5.82 7/27	5,206	^	5
SMB PRIVATE EDUCATION LOAN TRUST	2024-A A1A 5.24%	2,868,213	^	2,858
UNION PAC RR CO	2007 3 PT TR 6.176% 01/02/2031	74,400	^	76

Total Asset backed securities				42,844

Cash & Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	9,595,564	^	9,596

Unsettled Sales & Purchases				9,255

TOTAL SEPARATE ACCOUNT (DODGE & COX)				629,847

CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)
Guaranteed Investment Contracts
Jackson National Life Insurance Co.	5.41% 6/27/2025	5,426,442	^	5,426
Lincoln National Life Insurance Co.	5.87%	10,914,452	^	10,914
Lincoln National Life Insurance Co.	5.93% 12/31/2027	5,443,898	^	5,444
Metropolitan Life Insurance Co.	5.52%	10,870,483	^	10,870

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2024
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	Metropolitan Life Insurance Co.	5.65% 1/30/2026	5,439,910	^	5,440
	Minnesota Life Insurance Co.	5.60%	10,854,081	^	10,854
	Principal Life Insurance Co.	5.86%	10,877,177	^	10,877

	Total Guaranteed Investment Contracts				59,825

	Security-Backed Investment Contracts
	Putnam Short Duration Government Corporate Trust:
	American General Life Insurance Co.	6.13%	24,417,659	^	24,418
	Massachusetts Mutual Insurance Co.	6.13%	24,417,659	^	24,418
	New York Life Insurance Co.	6.14%	23,310,915	^	23,311
	Putnam Intermediate Domestic Investment Grade Trust:
	American United Life Insurance Co.	5.65%	19,748,927	^	19,749
	Citibank	5.65%	19,748,927	^	19,749
	Pacific Life Insurance Co.	5.65%	19,749,390	^	19,749
	Prudential Insurance Co.	5.65%	19,746,622	^	19,747

	Total Security-Backed Investment Contracts				151,141

	Cash & Cash Equivalents
	Fidelity	Short Term Investment Fund	3,103,950	^	3,104

	Unsettled Sales & Purchases				41

	TOTAL CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)				214,111

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS				20,255,101

	Cash				—

*	PARTICIPANT LOANS	Interest rates ranging from 2.23% to 10.25%			123,529
		Maturity dates extend to 2050

	TOTAL INVESTMENTS PER FORM 5500				$20,378,630

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1*	Consent of WithumSmith+Brown, PC Independent Registered Public Accounting Firm
23.2*	Consent of Grant Thornton Independent Registered Public Accounting Firm
* Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2025

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

By:	Chevron Corporation, Plan Administrator

By:	/s/ Rose Z. Pierson
Rose Z. Pierson Assistant Secretary, Chevron Corporation